Exhibit 4.11

China Oil&Gas Pipeline Network Corporation

and

PetroChina Company Limited

EQUITY ACQUISITION AGREEMENT ON PETROCHINA SHANDONG GAS PIPELINE CO., LTD.

July 2020

Beijing

Table of Contents

1.	TARGET EQUITY	4

2.	TRANSACTION CONSIDERATION AND METHOD OF PAYMENT	4

3.	PROFITS AND LOSSES DURING THE TRANSITIONAL PERIOD AND ADJUSTMENTS FOR EVENTS AFTER BASE DATE	5

4.	CONDITIONS PRECEDENT TO CLOSING	6

5.	CLOSING	7

6.	JOINT WORK GROUP	9

7.	SHAREHOLDER’S RIGHTS OF PETROCHINA	10

8.	REPRESENTATIONS AND WARRANTIES OF PETROCHINA	10

9.	REPRESENTATIONS AND WARRANTIES OF PIPECHINA	11

10.	LIABILITY FOR BREACH	12

11.	ANNOUNCEMENTS OF TRANSACTION INFORMATION	13

12.	CONFIDENTIALITY	13

13.	NO ASSIGNMENT	15

14.	FURTHER ASSURANCE	15

15.	TAXES AND EXPENSES	15

16.	NOTICE	16

17.	CONFLICTS WITH OTHER AGREEMENTS	16

18.	WAIVERS, RIGHTS AND REMEDIES	17

19.	LANGUAGE AND COUNTERPARTS	17

20.	EFFECTIVENESS AND AMENDMENTS	17

21.	SEVERABILITY	17

22.	GOVERNING LAW AND DISPUTE RESOLUTION	18

23.	MISCELLANEOUS	19

APPENDIX 1: DEFINITIONS AND INTERPRETATION		21

APPENDIX 2: BANK ACCOUNT AND CONTACT INFORMATION OF THE PARTIES		23

APPENDIX 3: SCHEDULE OF OUTSIDE ASSETS		23

This Equity Acquisition Agreement on PetroChina Shandong Gas Pipeline Co., Ltd. (this “Agreement”) is entered into by and between the following parties in Beijing, the People’s Republic of China (hereinafter referred to as “China” or the “PRC”) on July 23, 2020:

China Oil&Gas Pipeline Network Corporation ( “PipeChina”)

Legal Representative: Zhang Wei

Registered Address: Rooms 08-10, Floor 6, Building A, 5 Dongtucheng Road,

Chaoyang District, Beijing

PetroChina Company Limited (“PetroChina”)

Legal Representative: Dai Houliang

Registered Address: 16 Ande Road, Dongcheng District, Beijing

Certain terms used in this Agreement shall have the meanings as defined and interpreted in Appendix 1.

Whereas:

(A)

On the Signing Date of this Agreement, PipeChina has a registered capital of RMB20 billion, and mainly engages in pipeline transmission, storage services, equipment importation, technology importation and exportation, science and technology research, informatization research and application, and technology consulting, services, transfer and promotion. PipeChina proposes to undertake a restructuring so as to increase its registered capital to RMB500 billion.

(B)	PetroChina is a joint stock company, with its unified social credit code being 91110000710925462X.

(C)	PipeChina and PetroChina entered into a Framework Agreement on Transaction of Oil and Gas Pipeline Related Assets dated July 23, 2020 (the “Framework Agreement”).

(D)

PetroChina Shandong Gas Pipeline Co., Ltd. (the “Target Company”) was established on June 18, 2010 and its unified social credit code is 913700005589118238. The Target Company is mainly engaged in natural gas pipeline transmission and related business(; provided, that the Target Company may not commence official operation until after it has received safety production license). The Target Company currently has a registered capital of RMB1,170 million. The registered address of the Target Company is 2nd Floor, Huate Plaza Area A, No. 17703 Jingshi Road, Ji’nan. PetroChina holds 70% of the equity interests in the Target Company (the “Target Equity”, represented by RMB819 million in the registered capital of the Target Company as of the date hereof).

(E)

On the terms and conditions set forth in this Agreement, PipeChina intends to purchase from PetroChina, and PetroChina intends to sell to PipeChina, the Target Equity for a consideration consisting of (i) a certain portion of PipeChina’s restructured equity and (ii) a corresponding amount in cash.

For purposes of this Agreement, each of PetroChina and PipeChina shall hereinafter be referred to individually as a “Party”, and collectively as the “Parties”.

NOW, THEREFORE, for purposes of PipeChina’s acquisition of the Target Equity (this “Acquisition”), after friendly negotiations and by adhering to the principle of equality and mutual benefit, the Parties enter into this Agreement as follows:

1.	TARGET EQUITY

1.1

The Parties agree that PipeChina shall purchase from PetroChina all of PetroChina’s 70% equity interests in the Target Company, and upon consummation of such purchase, PipeChina shall hold 70% equity interests, and PetroChina shall cease to hold any equity interests in the Target Company.

1.2	The specific scope of the Target Assets underlying the Target Equity is subject to the scope of the assets appraised and recorded in the Asset Appraisal Report.

2.	TRANSACTION CONSIDERATION AND METHOD OF PAYMENT

2.1

According to the Asset Appraisal Report, the appraised value of the Target Equity on the Base Date is equal to RMB2,046,955,400.00 (in words: Two Billion Forty-Six Million Nine Hundred and Fifty-Five Thousand Four Hundred Renminbi Yuan only).

2.2

Both Parties agree that the transaction consideration for the Target Equity (the “Transaction Consideration”) shall be determined on the basis of the appraised value of the Target Equity confirmed after the approval/record-keeping procedures are performed in accordance with applicable PRC laws and regulations, and subject finally to the Profits and Losses during the Transitional Period and the adjustments for subsequent events after the Base Date under Article 3 of this Agreement.

2.3	The Parties agree that PipeChina will pay the Transaction Consideration to PetroChina as follows:

(1)

For the consideration to be paid in the form of the equity interests in PipeChina (the “Equity Consideration”): Based on the appraised value of the Target Equity, PipeChina agrees to issue to PetroChina 0.4094% of PipeChina’s equity resulting from the Restructuring with a value equal to RMB2,047,000,000 (in words: Two Billion Forty-Seven Million Renminbi Yuan only) (the “Equity Consideration”) in exchange for part of the Target Equity; and

(2)

For the consideration to be paid in the form of cash (the “Cash Consideration”): PipeChina will pay PetroChina in cash the difference between the Transaction Consideration finally confirmed in Section 2.2 and the Equity Consideration agreed in Section 2.3(1).

2.4	Both Parties agree that, PipeChina shall pay PetroChina the Equity Consideration and the Cash Consideration as agreed below:

(1)

payment of the Equity Consideration: PipeChina shall complete its amended business registration with the competent administration for market regulation in relation to the Restructuring no later than 15 Business Days after the Closing Date, including but not limited to completing the registered capital change registration, shareholder change registration, and record-keeping filing of the amendments to the articles of association and replacement of directors, supervisors, and senior management members, and other relevant business particulars of PipeChina with the competent administration for market regulation;

(2)

first instalment of Cash Consideration: on October 15, 2020, PipeChina shall pay PetroChina 90% of the amount equal to (i) the appraised value of the Target Equity as adjusted minus (ii) the Equity Consideration, together with the interest accrued on the amount payable so calculated as above from October 1, 2020 to the date on which such payment arrives at PetroChina’s designated bank account to be calculated at the RMB benchmark interest rate for demand deposits adopted by financial institutions during the same period. PipeChina shall procure that such payment will arrive at PetroChina’s designated bank account on October 16, 2020; and

(3)

second instalment of Cash Consideration: within 10 Business Days after completion of the Closing Audit under Section 3.2, PipeChina shall pay the amount equal to (i) the Transaction Consideration finally determined under Section 2.2, minus (ii) the Equity Consideration, minus (iii) the first instalment of Cash Consideration paid under Section 2.4(1) above, together with the interest accrued on the amount payable so calculated as above from October 1, 2020 to the date on which such payment arrives at PetroChina’s designated bank account to be calculated at the RMB benchmark interest rate for demand deposits adopted by financial institutions during the same period.

2.5	Unless otherwise notified in writing, PipeChina shall pay the Cash Consideration for this Acquisition to a bank account designated by PetroChina, as set forth in detail in Appendix 2 hereto.

3.	PROFITS AND LOSSES DURING THE TRANSITIONAL PERIOD AND ADJUSTMENTS FOR EVENTS AFTER BASE DATE

3.1	For purposes of this Agreement, the term “Transitional Period” shall refer to the period between the Base Date (excluding the very date) and the Closing Date (including the very date).

3.2

Both Parties agree that, within 60 Days after the Closing Date of the Target Equity, PipeChina and PetroChina shall cause an audit to be conducted on the Target Equity and have an audit report issued thereon (the “Closing Audit “) for the purpose of determining the profits and losses attributable to the Target Equity during the Transitional Period and the adjustments for subsequent events after the Base Date. The Closing Audit shall be performed by an accounting firm qualified for securities and futures business practice jointly engaged by and acceptable to both Parties, and the audit fee shall be equally shared between the Parties.

3.3

Profits and losses during the Transitional Period. PipeChina agrees that, the profits and losses generated by the Target Company in the Transitional Period shall belong to PetroChina. Any distributable profits of the Target Company that are declared for distribution during the Transitional Period shall not be included into the Transaction Consideration. To the extent that as determined in the Closing Audit any net profits are generated by the Target Company during the Transitional Period or the net asset value increases as a result of other profits and losses incurred during the Transitional Period, PipeChina agrees that PetroChina is entitled to obtain such increased income through dividend distribution by the Target Company. Dividend resolutions of the Target Company shall be declared prior to the Closing Date (including the very date), and the amount of dividends shall be determined on the basis of the amount of distributable profits attributable to the target equity generated during the Transitional Period as specified in the Closing Audit Report. The dividend payment date shall be no later than 30 Days from the date of completion of the Closing Audit. Any amount of such increased income that cannot be obtained by PetroChina through dividend shall be included into the Cash Consideration, and shall be paid no later than the payment of the second instalment of the Cash Consideration. In the event that the Target Company suffers a loss or the net asset value decreases as a result of other profits and losses arising during the Transitional Period, PetroChina agrees that PipeChina shall have priority to deduct in proportion to the Target Equity the corresponding amount from the Cash Consideration not yet paid. To the extent that the unpaid Cash Consideration isn’t sufficient to cover such loss or decrease, the shortfall shall be paid by PetroChina to PipeChina in cash no later than the payment of the second instalment Cash Consideration of this Acquisition.

3.4

Adjustments for subsequent events after the Base Date. The amount of any distributable profits generated by the Target Company before the Base Date that are declared for declaration during the Transitional Period shall not be included into the Transaction Consideration. To the extent that as determined in the Closing Audit, there is a decrease in the net asset value of the Target Company as a result of the adjustments for subsequent events after the Base Date, PetroChina agrees that PipeChina shall have priority to deduct in proportion of the Target Equity the corresponding amount from the Cash Consideration not yet paid. To the extent that the unpaid Cash Consideration cannot cover the decrease, the shortfall shall be paid by PetroChina to PipeChina in cash no later than the payment of the second instalment Cash Consideration of this Acquisition. On the contrary, in the event that there is an increase in the net asset value of the Target Company as a result of the adjustments for subsequent events after the Base Date, PipeChina agrees that PetroChina is entitled to obtain such increased income through distribution of distributable profits attributable to the Target Equity. The dividend resolution of the Target Company shall be declared prior to the Closing Date (including the very date). The dividend payment date shall be no later than 30 Days from the date of completion of the Closing Audit. The amount of dividends declared or distribution during the Transitional Period shall not be included into the Transaction Consideration. Any amount of such increased income that cannot be obtained by PetroChina through dividend shall be included into the Cash Consideration, and shall be paid no later than the payment of the second instalment of the Cash Consideration.

4.	CONDITIONS PRECEDENT TO CLOSING

4.1	The conditions precedent to the closing of this Acquisition shall be the same as the closing conditions set forth in Section 4.1 of the Framework Agreement.

4.2

Both Parties agree that all conditions precedent set forth in Section 4.1 of this Agreement shall be satisfied as soon as practicable prior to the Closing Date. After the Signing Date, neither Party may engage in any act for the purpose of hindering or restricting the satisfaction of any condition precedent set forth in Section 4.1 of the Framework Agreement.

4.3

If for any reason not attributable to either Party, any condition precedent agreed in Section 4.1 of the Framework Agreement fails to be satisfied or waived by September 30, 2021 (the “Long Stop Date”), each Party shall have the right to unilaterally terminate this Agreement in writing within 30 Days immediately following the Long Stop Date without any liability.

5.	CLOSING

5.1

Closing date. Both Parties hereby acknowledge and agree that the ownership and risk of the Target Equity will be transferred from PetroChina to PipeChina at 24:00 pm on September 30, 2020 (the “Closing Date”). In the event that by September 30, 2020, not all the conditions precedent set forth in Section 4.1 of the Framework Agreement have been satisfied or waived, the Parties shall further discuss and confirm another date for closing.

5.2

Transfer of Target Equity and relevant obligations on the Closing Date. Starting from 24:00pm on the Closing Date, the Target Equity will be deemed to have been transferred to PipeChina on an “as is basis”, and all the obligations, responsibilities and risks related to the Target Equity shall be assumed by PipeChina. Except for the obligations to complete the Target Company’s amended business registration with the competent administration for market regulation as explicitly stipulated in this Agreement, after the Closing Date (excluding the very date), PetroChina will no longer assume any obligation, responsibility or risk related to the Target Equity.

In the event that within three years after the Closing Date there occurs any third party claim or administrative penalty which causes material losses to PipeChina as a result of any violation of any applicable rules or regulations committed by PetroChina in its operation and management of the Target Company or as a result of any major defect existing in the Target Company in each case prior to the Closing Date, except as disclosed by PetroChina to PipeChina and reflected in the financial accounts, audit reports, or appraisal reports of PetroChina and/or the Target Company, the Parties shall resolve the issue through amicable consultations.

5.3

Both Parties agree to cooperate with each other and assist each other in the preparation for the completion of the amended business registration for the Target Company, and work with each other to complete the Target Company’s amended business registration with the competent administration for market regulation starting from 24:00pm on the Closing Date.

5.4

Both Parties agree that the Target Company’s amended business registration shall be completed within 60 Days after the Closing Date, and the specific Handover procedures shall be performed in the manners agreed by both Parties. If the Target Company’s amended business registration fails to be completed prior to the expiration of the above-mentioned 60-Day period due to PetroChina’s fault, PetroChina shall bear the liability for breach in accordance with Section 10.2; and if the Target Company’s amended business registration fails to be completed prior to the expiration of the above-mentioned 60-Day period for any reason not attributable to PetroChina, the Parties agree to cooperate with each other to complete the Target Company’s amended business registration as soon as possible as otherwise agreed by and between them. On the contrary, if the Target Company’s amended business registration fails to be completed prior to the expiration of the above-mentioned 60-Day period due to PipeChina’s fault, PipeChina shall bear the liability for breach in accordance with Section 10.3; and if the Target Company’s amended business registration fails to be completed prior to the expiration of the above-mentioned 60-Day period for any reason not attributable to PipeChina, the Parties agree to cooperate with each other to complete the Target Company’s amended business registration as soon as possible as otherwise agreed by and between them.

5.5	Special Covenants

(1)

Both Parties agree that PetroChina shall make its best efforts to obtain prior to the Closing Date the written documents from all the other shareholders of the Target Company evidencing such other shareholders’ approval of and waiver of their right of first refusal with respect to the transfer of the Target Equity contemplated hereunder. The Parties shall complete no late than 60 Days after the Closing Date, the procedures necessary for the amended business registration and effectuation of the change in ownership with respect to the Target Company, including but not limited to completing the shareholder change registration and record-keeping filing of the amendments to the articles of association, and replacement of directors, supervisors, and senior management members and other relevant business particulars with the competent administration for market regulation, and changing the name of the Target Company, such as removing such words as “PetroChina” or any variation thereof from the name of the Target Company, in connection with which, PetroChina shall render assistance.

(2)

Both Parties agree that PipeChina shall complete the amended business registration with the competent administration for market regulation in relation to the Restructuring no later than 15 Business Days after the Closing Date, including but not limited to completing the registered capital change registration, shareholder change registration, and record-keeping filing of the amendments to the articles of association and replacement of directors, supervisors, and senior management members, and other relevant business particulars with the competent administration for market regulation, in connection with which, PetroChina shall render assistance.

(3)

Both Parties agree that the consummation of this Acquisition shall not change the independent legal person status of the Target Company, and the creditor’s rights, debts, business, employment matters, and contracts of the Target Company shall continue to be enjoyed, borne and performed by the Target Company under PipeChina’s centralized management.

(4)

Should the Target Company or any of its assets bear the trademarks or logos of PetroChina, PipeChina shall remove the relevant trademarks and logos within 6 months after the Closing Date as extended as otherwise agreed by PetroChina. For the avoidance of doubt, from and after 24:00pm on the Closing Date, any legal liability (including but not limited to liability for tort) arising from the assets of the Target Company bearing PetroChina’s trademarks or logos shall be borne by PipeChina.

6.	JOINT WORK GROUP

6.1

Both Parties agree to cooperate with each other to procure that after execution of this Agreement they will make their reasonable efforts to prepare, deliver and submit all necessary documents in a timely manner so as to complete all the necessary applications, notifications, requests, record-keeping filings and other submissions, and to obtain as soon as practicable from all third parties and governmental authorities any and all the necessary or applicable licenses, consents, approvals and authorizations required for this Acquisition.

6.2

In order to ensure the smooth closing of the Target Equity, the stable operation of the Target Company, and the normal operation of the business that depends on the Target Company so as to maintain the service quality and avoid any Material Adverse Effect on the existing production and operation procedures of either Party, PetroChina agrees to operate the Target Company in the ordinary course of business prior to the completion of the Target Company’s amended business registration with the competent administration for market regulation. For the avoidance of doubt, from and after 24:00pm on the Closing Date, even if the Target Company’s amended business registration has not been completed by then, the operational risks and safe production responsibilities related to the Target Equity shall be actually borne by PipeChina. Both Parties shall work with each other in a timely and proactive manner in the handling of the Target Company’s amended business registration to procure an earliest completion of the same in accordance with this Agreement, and shall not refuse or delay the handling of the Target Company’s amended business registration.

6.3

On the Signing Date, PetroChina is still in the process of undertaking a necessary internal restructuring of certain assets, liabilities, personnel, etc., of the Target Company but not covered under the scope of asset appraisal (subject to the actual scope of asset appraisal), including but not limited to long-term equity investments and branch pipeline related assets of the Target Company but not covered under the scope of asset appraisal (the “Outside Assets”). Both Parties agree and acknowledge that PetroChina shall make reasonable best efforts to complete such internal restructuring prior to the Closing Date and work with PipeChina to handle the Target Company’s amended business registration in accordance with this Agreement. Any and all the taxes and expenses incurred by the Target Company in such internal restructuring shall be recorded as profits and losses attributable to the Target Company during the Transitional Period.

Both Parties acknowledge that, the fact as to whether the internal restructuring described in this Section is completed or not shall not change in any way the scope of the appraised assets of the Target Company. In consideration of the Outside Assets, no later than the payment of the second instalment of the Cash Consideration, PipeChina shall pay PetroChina an appropriate amount in cash based on the appraised value of the Outside Assets as adjusted by the profits and losses arising during the Transitional Period and in proportion to the Target Equity held by PetroChina. The schedule of the Outside Assets of the Target Company is attached hereto as Appendix 3.

7.	SHAREHOLDER’S RIGHTS OF PETROCHINA

7.1

From and after the consummation of this Acquisition, PetroChina shall become a shareholder of PipeChina, and have the shareholder rights in and to PipeChina as set forth in Article 7 of the Framework Agreement.

8.	REPRESENTATIONS AND WARRANTIES OF PETROCHINA

8.1

PetroChina represents and warrants that, as of the Signing Date and the Closing Date, and prior to the completion of the Target Company’s amended business registration, subject to such exceptions as are disclosed in the Transaction Documents:

(1)

PetroChina is a joint stock company with full capacity for civil conduct under the laws of the PRC, and has the right, power and capacity to enter into and perform this Agreement and all obligations and responsibilities hereunder, and PetroChina’s execution and performance of this Agreement will not conflict with or result in a violation of:

i.	any applicable provisions in any of PetroChina’s constitutional documents or any other relevant documents or in any law, regulation or rule applicable to PetroChina;

ii.

any material contract, agreement or license to which PetroChina is a party, or any order, judgement or decree binding upon PetroChina entered by any court, governmental authority or regulatory authority; or

iii.

the completion by PetroChina prior to the Closing Date of any necessary procedures as required by any applicable law or regulation and/or any agreement or document binding upon PetroChina, except to the extent that PetroChina’s failure to so complete any such procedures will not have a Material Adverse Effect on PipeChina’s operation of the Target Company;

(2)

Except as otherwise specified in this Agreement, PetroChina has obtained, or if not yet obtained, will make every possible endeavor to obtain, all the licenses, authorizations and approvals necessary for PetroChina’s execution and performance of this Agreement as required by applicable laws and regulations currently in effect. All such licenses, authorizations and approvals so obtained by PetroChina in order to ensure the effectuation of this Agreement are legal and effective, and not subject to any situation that may render any of them to be revoked, suspended or terminated hereafter;

(3)

Any and all the materials related to the Target Equity provided by PetroChina to PipeChina or any of its Representatives and consultants are true, accurate and complete in material aspects, and free from false statements, material omissions and misleading statements in material aspects;

(4)

PetroChina has the legal ownership of and/or disposal rights to and in the Target Equity under this Acquisition. Except as otherwise disclosed to PipeChina by PetroChina and reflected in the financial accounts, audit reports or asset appraisal reports of PetroChina and the Target Company, a) PetroChina has satisfied in accordance with applicable laws its capital contribution obligations towards the Target Company, without any false capital contribution or surreptitious withdrawal of capital contribution, and the Target Equity is not subject to any undisclosed pledge, freeze, any other encumbrance or security interest; b) PetroChina’s operation and management of the Non-equity Assets it intends to sell is consistent with the industrial practice; and

(5)	PetroChina will complete the Closing and the Target Company’s amended business registration as soon as possible in accordance with the terms and conditions set forth in this Agreement.

8.2

If any unforeseeable situation occurs to PetroChina between the Signing Date and the Closing Date, which may cause any representation, warranty or covenant made by PetroChina herein to be untrue, inaccurate or misleading in any material aspect, PetroChina will notify PipeChina in writing within 5 Days from the date of such occurrence.

9.	REPRESENTATIONS AND WARRANTIES OF PIPECHINA

9.1

PipeChina represents and warrants that, as of the Signing Date and the Closing Date, and prior to the completion of the Target Company’s amended business registration, subject to such exceptions as are disclosed in the Transaction Documents:

(1)

PipeChina is a limited liability company with full capacity for civil conduct under the laws of the PRC, and has the right, power and capacity to enter into and perform this Agreement and all obligations and responsibilities hereunder, and PipeChina’s execution and performance of this Agreement will not conflict with or result in a violation of:

i.	any applicable provisions in any of PipeChina’s constitutional documents or any other relevant documents or in any law, regulation or rule applicable to PipeChina;

ii.

any material contract, agreement or license to which PipeChina is a party, or any order, judgement or decree binding upon PipeChina entered by any court, governmental authority or regulatory authority; or

iii.	the completion by PipeChina prior to the Closing Date of any necessary procedures as required by any applicable law or regulation and/or any agreement or document binding upon PipeChina,

(2)

Except as otherwise specified in this Agreement, PipeChina has obtained, or if not yet obtained, will make every possible endeavor to obtain, all the licenses, authorizations and approvals necessary for PipeChina’s execution and performance of this Agreement as required by applicable laws and regulations currently in effect. All such licenses, authorizations and approvals so obtained by PipeChina in order to ensure the effectuation of this Agreement are legal and effective, and not subject to any situation that may render any of them to be revoked, suspended or terminated hereafter;

(3)

Any and all the materials related to PiepeChina provided by PipeChina to PetroChina or any of its Representatives and consultants are true, accurate and complete in material aspects, and free from false statements, material omissions and misleading statements in material aspects;

(4)

PipeChina will pay the Transaction Consideration in accordance with the terms and conditions set forth in this Agreement so as to complete the Closing and the Target Company’s amended business registration as soon as possible;

(5)

PipeChina warrants that after the completion of the Target Company’s amended business registration, the business operation of the Target Company will remain normal and the quality of the services provided by the Target Company will not be lower than the current level. PipeChina undertakes that after the completion of the Target Company’s amended business registration, it shall not take any material adverse action or allow any material adverse nonaction that may adversely affect PetroChina’s continuous normal use of the Target Company’s assets in its production or operation; and

(6)

PipeChina warrants that it will fully perform the Production and Operation Agreement and the supporting sub-agreements separately executed and effectuated by and between the Parties so as to support and secure the stable, continuous and safe production and operation of PetroChina.

9.2

If any unforeseeable situation occurs to PipeChina between the Signing Date and the Closing Date, which may cause any representation, warranty or covenant made by PipeChina herein to be untrue, inaccurate or misleading in any material aspect, PipeChina will notify PetroChina in writing within 5 Days from the date of such occurrence.

10.	LIABILITY FOR BREACH

10.1

In the event that any representation and/or warranty made by either Party in this Agreement is untrue, inaccurate or incomplete in any material aspect or contains any misstatement, omission or misleading statement in any material aspect, or violates any undertaking made by such Party under this Agreement, or violates any provision of this Agreement, it shall be deemed that such Party has breached this Agreement, in which case, the breaching Party shall indemnify the non-breaching Party against any loss arising therefrom.

10.2

If PetroChina refuses to handle any amended registration with the competent administration for market regulation for the Target Company as scheduled herein and required hereby, for each Day on which any such registration remains overdue, PetroChina shall pay PipeChina liquidated damages equal to 0.05% of the consideration for the Target Equity, other than any delay in the completion of the Target Company’s amended business registration not attributable to the fault of PetroChina, including any delay as a result of Force Majeure or any reason on the part of PipeChina or any Third Party.

10.3

If PipeChina refuses to handle any amended registration with the competent administrations for market regulation for the Target Company as scheduled herein and required hereby, for each Day on which any such registration remains overdue, PipeChina shall pay PetroChina liquidated damages equal to 0.05% of the consideration for the Target Equity, other than any delay in the completion of the Target Company’s amended business registration not attributable to the fault of PipeChina, including any delay as a result of Force Majeure or any reason on the part of PetroChina or any Third Party.

10.4

If PipeChina fails to pay the Transaction Consideration in accordance with this Agreement, PipeChina shall pay PetroChina liquidated damages at the rate of 0.05% per Day of the overdue payment, other than any failure to pay attributable to PetroChina’s fault.

10.5

Unless PetroChina breaches this Agreement first or an event of Force Majeure (a “Force Majeure Event”) occurs, to the extent that PipeChina fails to satisfy any condition precedent set forth in 4.1(5) in the Framework Agreement, or fails to complete any amended business registration with the competent administration for market regulation in relation to the Restructuring as required by 2.4(1) hereinabove, PetroChina shall have the right to bring a claim against PipeChina for the actual losses suffered by it arising from such failure.

11.	ANNOUNCEMENTS OF TRANSACTION INFORMATION

11.1

Either Party (including any of its Affiliates) shall not, without the other Party’s prior consent (which may not be unreasonably withheld or delayed), publish in any form any information in relation to the existence or main contents of this Agreement or any other Transaction Agreement.

11.2

The restrictions under Section 11.1 shall not apply in case either Party is required to publish a notice, announcement or circular in relation to any restricted information specified in Section 11.1 by any law, or applicable listing rule, or any competent stock exchange or any other competent regulatory or supervisory authority or department (whether or not such requirement has the force of law), in case of which, the publishing Party shall, prior to such publication, provide the form, contents and timing of such notice, announcement or circular to the other Party, and the other Party shall promptly communicate with the publishing Party and provide written feedback if it has any substantive comments thereon.

12.	CONFIDENTIALITY

12.1

Any information possessed and provided by either Party (in this case, the “Disclosing Party”) to the other Party (in this case, the “Receiving Party”) , including but not limited to, any data relating to the Target Equity, or any information relating to the terms of or negotiations on this Agreement or any other Transaction Document (the “Confidential Information”) shall be used by the Receiving Party or its personnel for the purpose of this Agreement only. Unless otherwise specified herein, without prior written consent of the Disclosing Party, neither the Receiving Party nor its personnel to whom any Confidential Information is made known may provide, disclose or transfer, or license to any Third Party, or advise any Third Party in reliance on, in any form, whether directly or indirectly, any Confidential Information provided by the Disclosing Party. For purposes of this Article, the term “Third Party” means any natural person, legal person, or any other entity other than the Parties to this Agreement, but excluding any Affiliate of either Party.

12.2

Any Confidential Information furnished or disclosed by the Disclosing Party to the Receiving Party may not be disclosed to any person other than to designated employees of the Receiving Party to the extent necessary for the performance of this Agreement; provided, that the Receiving Party may not disclose any Confidential Information to any of its employees until after it has taken all reasonable protective measures, including without limitation, to inform such employees of the confidential nature of the information to be disclosed, and to cause such employees to make confidentiality undertakings no less strict as the confidentiality obligations hereunder so as to prevent any such employee from using any Confidential Information for personal benefits or making any unauthorized disclosure to any Third Party. Any breach by any employee of the Receiving Party shall be deemed a breach by the Receiving Party itself.

12.3

The Receiving Party may provide the Confidential Information to its counsels, accountants, contractors and consultants as and when such persons need to know the Confidential Information in order to provide professional assistance to the Receiving Party; provided, that the Receiving Party shall cause each such person to whom such disclosure is made to sign a confidentiality agreement or perform confidentiality obligations in accordance with the applicable code of professional ethics.

12.4

In the event that the Receiving Party is required to disclose any Confidential Information by any rule of the stock exchange on which the Receiving Party is listed or by any competent governmental or regulatory department or authority, the Receiving Party may make the disclosure to the extent so required, without liability hereunder; provided, that the Receiving Party shall, to the extent practicable, prior to such disclosure, promptly notify the Disclosing Party in writing of such required disclosure so as to enable the Disclosing Party to take necessary protective measures, and the Receiving Party shall use commercially reasonable efforts to ensure that all the confidential information so disclosed will be accorded confidential treatment by the applicable governmental or regulatory authorities.

12.5	The obligation of confidentiality set forth in this Article shall be in force and effect in perpetuity.

12.6	The obligation of confidentiality set forth in this Article shall not apply to the following information:

(1)

any information that is already generally known to the public at the time of disclosure by the Disclosing Party, or becomes generally known to the public after disclosure by the Disclosing Party not through any neglect of the Receiving Party or any of its employees, counsels, accountants, contractors, consultants or any other related persons;

(2)

any information that is possessed by the Receiving Party at the time of disclosure by the Disclosing Party and not sourced directly or indirectly from the Disclosing Party, in each case, as demonstrated by written evidence; and

(3)

any information that has already been disclosed to the Receiving Party by a Third Party who is not under confidentiality obligation towards the Disclosing Party and has the right to make such disclosure, in each case, as demonstrated by written evidence.

12.7

Upon rescission or termination of this Agreement, the Receiving Party shall immediately cease to use and not permit any third party to use any Confidential Information of the Disclosing Party. In the meantime, the Receiving Party shall, at the written request of the Disclosing Party, return to the Disclosing Party, or delete or destroy the Confidential Information provided by the Disclosing Party, without keeping any of the same in any form.

13.	NO ASSIGNMENT

13.1

Unless as otherwise provided in this Agreement or otherwise agreed between the Parties, neither Party may transfer, assign or otherwise dispose of all or any part of its rights under this Agreement, nor may it grant, create or dispose of any right, interests or obligation thereon or therein. Any attempted transfer or assignment or disposal in violation of this Article 13 shall be null and void.

14.	FURTHER ASSURANCE

14.1	Each Party shall sign (or cause the signing of) any other documents required by relevant laws and regulations, or necessary for implementation of or giving effect to this Agreement.

14.2	Each Party shall cause its Affiliates to comply with all the obligations expressly applicable to them.

15.	TAXES AND EXPENSES

15.1

Subject to Section 15.2 and unless otherwise provided in this Agreement (or any other Transaction Document), each Party shall bear its own costs, fees and any other expenses incurred by it in connection with this Acquisition.

15.2

Pursuant to applicable laws, regulations or orders or decisions of the PRC, each Party shall bear and pay all taxes arising from and all fees charged by competent governmental or regulatory authorities and stock exchanges in connection with this Agreement or any other Transaction Document.

15.3

For purposes of this Acquisition, unless otherwise provided in laws or regulations and/or otherwise agreed between the Parties, all fees, costs and expenses incurred in connection with the handling of the Target Company’s amended business registration shall be reasonably apportioned by the Parties and settled through negotiation.

15.4

Both Parties agree that the tax costs attached to the Target Equity shall be passed together with the Target Equity. For the avoidance of doubt, from and after the Closing Date, to the extent that the Target Company incur any additional tax because any competent authority raises a challenge, such additional tax shall be borne by the Target Company. Where PetroChina or PipeChina is required to pay any additional tax or late payment penalty in connection therewith, such issue shall be resolved through amicable consultations between the Parties.

15.5

As long as this Acquisition is eligible for a special tax treatment, PipeChina shall guarantee that it will adopt the principle of special tax treatment for this Acquisition in accordance with Notice of the Ministry of Finance and the State Administration of Taxation on Some Issues Concerning the Treatment of Corporate Income Tax in Enterprise Restructuring (Finance & Tax [2009] No. 59), pursuant to which, within 12 months from the first Day after the Restructuring Date, PipeChina will not transfer any of its equity interests in the Target Company in any manner, and PipeChina will procure to the extent of its rights as a shareholder, that the Target Company will not substantially change its original business activities. Accordingly, within 12 consecutive months from the first Day after the date on which PetroChina is registered as a shareholder of PipeChina, PetroChina shall not transfer any of its equity interests in PipeChina. All the parties participating in the Restructuring, including PipeChina, the Target Company and PetroChina, shall complete the tax declaration or filing in accordance with tax related requirements. In the event that either Party fails to comply with any of the foregoing undertakings or guarantees, the breaching Party shall be liable to the other Party for the actual losses suffered by the other party arising from such failure.

16.	NOTICE

16.1

All notices related to this Agreement shall be written in Chinese, and shall be given by personal delivery, fax, email or express mail service of couriers acceptable to both Parties, and shall be deemed to have been received (a) upon delivery to the recipient if by personal delivery, or three Days after being sent out if by express mail service; or (b) upon successful transmission by the sender as indicated on the fax machine if by fax; or (c) upon arrival of the relevant email message at the recipient’s mailbox if by email. Notwithstanding the foregoing, in any event, a notice not given during normal business hours at the destination of the recipient shall be deemed to have been received on the opening of business hours on the next Business Day.

16.2	The Parties’ contact details to be used for the purpose of Section 16.1, such as addresses and fax numbers shall be as set forth in Appendix 2 hereto.

17.	CONFLICTS WITH OTHER AGREEMENTS

17.1	The Framework Agreement, this Agreement and all the appendices thereto and hereto shall constitute all the legal documents for this Acquisition.

17.2

This Agreement shall upon execution, constitute an appendix to the Framework Agreement. In case of any conflict between this Agreement and the Framework Agreement in terms of any provision, the Framework Agreement shall prevail.

18.	WAIVERS, RIGHTS AND REMEDIES

18.1

Unless otherwise specified in this Agreement, either Party’s failure to exercise or delay in the exercise of any right, power or remedy under this Agreement or any other Transaction Document shall not constitute a waiver of such right, power or remedy, or preclude such Party’s subsequent exercise of such right, power or remedy. Any single or partial exercise of any such right, power or remedy shall not preclude any further exercise of such right, power or remedy.

19.	LANGUAGE AND COUNTERPARTS

19.1	This Agreement is written in Chinese. This Agreement shall be executed in ten (10) counterparts with equal legal force, five (5) for each party.

20.	EFFECTIVENESS AND AMENDMENTS

20.1

This Agreement shall be formed upon being signed by the authorized representatives and affixed with the company seals of both Parties, and shall take effect on the date on which the Framework Agreement becomes effective.

20.2

From the date of the formation of this Agreement, Article 11 (Announcements of Transaction Information), Article 12 (Confidentiality), Article 13 (No Assignment), Article 15 (Taxes and Expenses), Article 16 (Notices), Article 17 (Conflicts with Other Agreements), Article 18 (Waivers, Rights and Remedies), Article 20 (Effectiveness and Amendments), Article 21 (Severability), Article 22 (Governing Law and Dispute Resolution), and Appendix 1 (Definitions and Interpretation) shall be binding upon both Parties.

20.3

After this Agreement is executed, any modification of or amendment to this Agreement or any other Transaction Document shall be in writing, and shall be signed by the Parties’ legal representative or his/her authorized representative and stamped by the Parties.

21.	SEVERABILITY

21.1

Provisions in this Agreement and other Transaction Documents are severable. In the event that any provision in this Agreement or any other Transaction Document is or becomes invalid or unenforceable in any aspect pursuant to laws or regulations, such provision shall not have force in such aspect, and the Parties shall make reasonable efforts to replace such provision with a provision which is valid and enforceable and has effect and intended effect as close as possible to such provision in such aspect.

22.	GOVERNING LAW AND DISPUTE RESOLUTION

22.1	This Agreement shall be governed by and construed in accordance with the laws of the PRC.

22.2

In case of any dispute, controversy or claim (each a “Dispute”) arising from or in connection with the interpretation or performance of this Agreement, the Parties shall endeavour to resolve such Dispute through amicable negotiations. The Parties may consult regulatory agencies in the course of such negotiation. In the event that the Parties fail to agree on a solution to any Dispute within 60 Days after the Party claiming Dispute raises the Dispute to the other Party, each Party may refer such Dispute to arbitration.

22.3

Disputes shall be submitted to China International Economic and Trade Arbitration Commission (“CIETAC”) for resolution through arbitration in accordance with CIETAC’s arbitration rules then in effect. The arbitral tribunal shall be composed of three arbitrators. Each Party shall appoint one arbitrator and the third arbitrator shall be jointly appointed by the first two arbitrators. Where the first two arbitrators fail to reach agreement on the appointment of the third arbitrator, the third arbitrator shall be appointed by CIETAC.

22.4	The arbitral proceeding shall be administered by CIETAC as the hosting arbitration institution, and shall be conducted in Chinese. The arbitration shall be seated in Beijing.

22.5	The arbitral award rendered in accordance with the above arbitral proceeding shall be final and binding upon both Parties, and enforceable in accordance with its terms.

22.6

Costs of arbitration shall be borne by the losing Party. The Parties agree that in the event that it is necessary for one Party to enforce the arbitral award through any legal proceeding, all reasonable fees, expenses and attorney’s fees in relation to the enforcement shall be borne by the Party against whom the arbitral award is enforced.

22.7	During the period when a Dispute is being resolved, the Parties shall in all other respects continue their implementation of this Agreement, except for the matters in dispute.

23.	MISCELLANEOUS

23.1	Force Majeure

In the event that either Party is prevented from performing its obligations under this Agreement in whole or in part due to the occurrence of an event of force majeure (a Force Majeure Event, such Party shall be fully or partially released from the liability for failure to perform to the extent of the effect of such Force Majeure Event on such Party. The performance of the obligations of the Parties under this Agreement shall be suspended during the period when the performance of the obligations is rendered impossible by such Force Majeure Event, and shall be extended automatically for a period equal to such period of suspension. The Party suffering a Force Majeure Event shall notify the other Party in writing as soon as possible, and within 30 Days as of the occurrence of such Force Majeure Event, provide valid documents to evidence the occurrence and time of occurrence of such Force Majeure Event. The Party affected by such Force Majeure Event shall take all reasonable measures to mitigate the consequences of Force Majeure as soon as possible. Upon occurrence of a Force Majeure Event, the Parties shall immediately enter into negotiations for a fair solution and use their best efforts to mitigate the consequences of Force Majeure.

[End of text. Signature pages and appendices follow]

In witness whereof, the Parties have signed the Equity Acquisition Agreement on PetroChina Shandong Gas Pipeline Co., Ltd. on the date first written above.

China Oil&Gas Pipeline Network Corporation	PetroChina Company Limited
(Company Seal)	(Company Seal)

Signed by:	Signed by:
Legal representative or his/her authorized representative	Legal representative or his/her authorized representative

Dated and signed on July 23, 2020	Dated and signed on July 23, 2020

APPENDIX 1: DEFINITIONS AND INTERPRETATION

1.

Definitions. Capitalized terms used in this Agreement if not otherwise defined herein shall have the meanings ascribed thereto in Appendix 1 to the Framework Agreement. For purposes of this Agreement, the following terms shall have the meanings set forth below:

this “Agreement”	means	this Equity Acquisition Agreement on PetroChina Shandong Gas Pipeline Co., Ltd.

“Framework Agreement”	means	the Framework Agreement on Transaction of Oil and Gas Pipeline Related Assets entered into by and between PipeChina and PetroChina on July 23, 2020.

“Target Company”	means	PetroChina Shandong Gas Pipeline Co., Ltd., with its unified social credit code being 913700005589118238.

“Target Equity ”	means	70% of the equity interests in the Target Company, represented by RMB819 million in the registered capital of the Target Company as of the date hereof.

this “Acquisition”	means	the transaction contemplated by this Agreement through which PipeChina will purchase the Target Equity from PetroChina in accordance with this Agreement.

“Asset Appraisal Report”	means	the Asset Appraisal Report (Reference No.: China United Assets Appraisal Group Limited Appraisal Report Zi [2020] No. 888) prepared in connection with the transaction through which China Oil&Gas Pipeline Network Corporation intends to purchase certain oil and gas pipeline related assets from PetroChina Company Limited by issuing additional shares and paying cash to PetroChina Company Limited as the consideration.

“Transaction Consideration”	has	the meaning set forth in Article 2.

“Equity Consideration”	has	the meaning set forth in Article 2.

“Cash Consideration”	has	the meaning set forth in Article 2.

“Signing Date”	means	the date on which this Agreement is affixed with the signature of the legal representative or his/her authorised representative and the company seal of each of PipeChina and PetroChina.

“Restructuring Date”	means	the date on which this Agreement comes into force and each Target Company has completed the amended registration with the local administration for market regulation; provided however, that the date on which this Agreement comes into force shall be deemed as the Restructuring Date where the Target Company’s amended business registration fails to be completed within 12 months after this Agreement comes into force.

2.	Interpretation. Interpretation of relevant terms used in this Agreement shall be consistent with the Framework Agreement.

APPENDIX 2: BANK ACCOUNT AND CONTACT INFORMATION OF THE PARTIES

APPENDIX 3: SCHEDULE OF OUTSIDE ASSETS

No.	Name	Category	Note

1	Rizhao Branch Line	Fixed Assets

2	Laiwu Steel Branch Line	Fixed Assets